DIRECCIÓN CORPORATIVA DE FINANZAS

SUBDIRECCIÓN DE TESORERÍA

GERENCIA DE FINANCIAMIENTOS E INVERSIONES

November 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

ATTN: Arthur Tornabene-Zalas

Re:	Petróleos Mexicanos
Registration Statement on Form F-4, as amendment (Commission File No. 333-259870)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 12, 2021, in which we, on behalf of Petróleos Mexicanos, requested the acceleration of the effective date of the above-referenced Registration Statement on Form F-4 be accelerated to 3:00 p.m. on November 16, 2021, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

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Very truly yours,

PETRÓLEOS MEXICANOS

By:	/s/ Emmanuel Quevedo Hernández
	Name:	Emmanuel Quevedo Hernández
	Title:	Managing Director of Treasury of Petróleos Mexicanos

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